P/E CAPITAL DAO LLC

Date: October 20, 2026

VIA EDGAR - FORM 1-A-W

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

RE: Application for Withdrawal of Regulation A Offering Statement

Issuer: P/E Capital DAO LLC CIK: 0001954925 File Number: 024-12765

Ladies and Gentlemen:

Pursuant to Rule 259(a) of Regulation A under the Securities Act of 1933, as amended, P/E Capital DAO LLC (the "Company") hereby respectfully requests the consent of the Securities and Exchange Commission (the "Commission") to withdraw its Offering Statement on Form 1- A, File Number 024-12765, including all amendments and exhibits thereto.

The Company has determined not to proceed with the offering under the current filing and is requesting withdrawal following its review of the Commission staff's comments and applicable regulatory requirements.

The Company confirms that no securities have been sold pursuant to the Offering Statement and that the Offering Statement is not subject to a proceeding under Rule 258 of Regulation A.

Accordingly, the Company respectfully requests that the Commission consent to the withdrawal of the Offering Statement at the earliest practicable date.

Thank you for your consideration.

Respectfully submitted,

P/E Capital DAO LLC

By: /s/ Virgilio Ibones Name: Virgilio Ibones Title: Chief Operating Officer and Duly Authorized Representative of the Issuer